Exhibit 99.2

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of the Offer, the securities that are the subject of this Offer, or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 13, 2009
AGL (ASG) Pty Ltd.
ACN 139 239 562
a wholly-owned subsidiary of

 (ALLIED GOLD LIMITED LOGO)

ALLIED GOLD LIMITED
ABN 86 104 855 067

SUPPLEMENTARY BIDDER’S STATEMENT
NOTICE OF CHANGE IN INFORMATION AND EXTENSION

relating to the offer to purchase all of the outstanding ordinary shares of
AUSTRALIAN SOLOMONS GOLD LIMITED
ABN 96 109 492 373

on the basis of 0.85 of an Allied Gold Limited ordinary share for each ordinary share of Australian Solomons Gold Limited

AGL (ASG) Pty Ltd. ACN 139 239 562 (the ”Offeror"), a wholly-owned subsidiary of Allied Gold Limited ABN 86 104 855 067 (”Allied Gold") has offered (the ”Original Offer") to purchase all of the issued and outstanding ordinary shares (the ”ASG Shares") of Australian Solomons Gold Limited ABN 96 109 492 373 (”ASG"), including any ASG Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares, on the basis of 0.85 of an ordinary share (”Allied Gold Share") of Allied Gold for each ASG Share.

This Supplementary Bidder’s Statement/Notice of Change in Information and Extension supplements the information contained in the Bidder’s Statement/Offer and Circular dated for the purposes of the Bidder’s Statement as of September 29, 2009 and for the purposes of the Offer and Circular as of October 2, 2009 (the ”Original Bidder’s Statement/Offer and Circular"). It also gives notice that the Original Offer is being amended to extend the expiry of the Original Offer to 8:00 p.m. (Toronto time) on November 30, 2009, as described in detail below.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON NOVEMBER 30, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

This Supplementary Bidder’s Statement/Notice of Change in Information and Extension should be read in conjunction with the Original Offer and the Original Bidder’s Statement/Offer and Circular. Capitalized terms used herein and not otherwise defined herein shall have the same meanings as in the Original Bidder’s Statement/Offer and Circular. The Offer has been made unconditional pursuant to a filing made November 9, 2009 under the Australian Corporations Act by the Offeror and Allied Gold with the Australian Securities and Investments Commission.

Shareholders who have validly deposited and not withdrawn their ASG Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer and deposit their ASG Shares must properly complete and execute the Letter of Transmittal accompanying the Original Bidder’s Statement/Offer and Circular or a manually signed facsimile thereof and deposit it, together, where applicable, with the certificates representing their ASG Shares and all other required documents, at one of the offices of Computershare Investor Services Inc. (the ”Depositary") identified in the Letter of Transmittal and in accordance with the instructions in the Letter of Transmittal, or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of ASG Shares described in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (ii) accept the Offer where the certificates representing the ASG Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery accompanying the Original Bidder’s Statement/Offer and Circular or a manually signed facsimile thereof. Shareholders whose ASG Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ASG Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their ASG Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Allied Gold Shares on behalf of Foreign Shareholders over the facilities of the ASX).

Questions and requests for assistance may be directed to the Depositary or the Allied Gold Information Line for the Offer. Contact details for the Depositary and the Allied Gold Information Line may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Allied Gold Information Line. Copies of this document and related materials may also be found under ASG’s SEDAR profile at www.sedar.com.

NOTICE TO HOLDERS OF AUSTRALIAN SOLOMONS GOLD LIMITED OPTIONS AND WARRANTS

The Offer is made only for ASG Shares and is not made for any options or other rights to acquire ASG Shares. Any holder of options or other rights to acquire ASG Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such options or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options or other rights to acquire ASG Shares that the holder will have certificates representing the ASG Shares received on such exercise or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of ASG Options and ASG Warrants of exercising or not exercising their ASG Options or ASG Warrants are not described in the Original Bidder’s Statement/Offer and Circular. Holders of ASG Options and ASG Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their ASG Options or ASG Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Supplementary Bidder’s Statement/Notice of Change in Information and Extension and some of the material incorporated by reference into the Original Bidder’s Statement/Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as ”forward-looking statements"). Forward-looking statements include possible events, statements with respect to possible events, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Offeror and Allied Gold (the ”Offering Parties") as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Offering Parties contained or incorporated by reference in the Supplementary Bidder’s Statement/Notice of Change in Information and Extension and the Original Bidder’s Statement/Offer and Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments; business opportunities that may be presented to, or pursued by, Allied Gold; Allied Gold’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in Allied Gold’s credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). All of the forward-looking statements made in this Supplementary Bidder’s Statement/Notice of Change in Information and Extension and the Original Bidder’s Statement/Offer and Circular are qualified by these cautionary statements and those made in Section 8 of the Circular, “Risk Factors Related to the Offer”. These factors are not intended to represent a complete list of the factors that could affect Allied Gold. Accordingly, undue reliance should not be placed on forward-looking statements. The Offering Parties undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Bidder’s Statement/Offer and Circular or as otherwise required by law.

INVESTMENT DECISIONS

Shareholders should read all of this Supplementary Bidder’s Statement/Notice of Change in Information and Extension and the Original Bidder’s Statement/Offer and Circular before deciding whether to accept the Offer. This Supplementary Bidder’s Statement/Notice of Change in Information and the Original Bidder’s Statement/Offer and Circular do not take into account the individual objectives, financial situation or particular needs of individual Shareholders. Accordingly, before making a decision as to whether or not to accept the Offer, Shareholders should consider seeking independent financial and taxation advice.

INFORMATION CONCERNING AUSTRALIAN SOLOMONS GOLD LIMITED

Except as otherwise indicated, the information concerning ASG contained in the Original Bidder’s Statement/Offer and Circular has been taken from or is based upon publicly available documents and records on file with securities regulatory authorities and other public sources and has not been independently verified. Although the Offering Parties have no knowledge that would indicate that any statements contained herein concerning ASG taken from or based upon such documents and records are untrue or incomplete, to the maximum extent permitted by law, neither of the Offering Parties nor any of their directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of ASG’s financial statements or ASG’s mineral resource estimates, or for any failure by ASG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offering Parties. The Offering Parties have limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from ASG’s publicly available documents or records or whether there has been any failure by ASG to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “A$” in this Supplementary Bidder’s Statement/Notice of Change in Information and Extension and the Original Bidder’s Statement/Offer and Circular refer to Australian dollars and all references to “C$” in this Supplementary Bidder’s Statement/Notice of Change in Information and Extension and the Original Bidder’s Statement/Offer and Circular refer to Canadian dollars.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one Australian dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Ten Months Ended October 31		Year Ended December 31
	2009	2008	2008	2007	2006
High	0.9788	0.9822	0.9822	0.9474	0.9187
Low	0.7838	0.7524	0.7524	0.8389	0.8137
Rate at end of period	0.9734	0.8027	0.8550	0.8670	0.9187
Average rate for period	0.8845	0.9161	0.9002	0.8982	0.8543

On November 12, 2009, the exchange rate for one Australian dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$0.9743

NOTICE TO NEW ZEALAND SHAREHOLDERS

In making the Offer available to persons resident in New Zealand, the Offering Parties are relying on an exemption contained in the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002 (as amended) in relation to prospectus and investment statement requirements in New Zealand. This document is not a prospectus or an investment statement under New Zealand law and does not contain all of the information that such documents are required to contain under New Zealand law. New Zealand investors should seek their own advice and satisfy themselves as to the Australian and New Zealand tax implications of participating in the Offer

NOTICE TO FOREIGN SHAREHOLDERS

The distribution of this Supplementary Bidder’s Statement/Notice of Change in Information and Extension may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this Supplementary Bidder’s Statement/Notice of Change in Information and Extension should seek advice on and observe any such restrictions. The Offering Parties assume no responsibility for any violation of the securities laws of any of those countries. This Supplementary Bidder’s Statement/Notice of Change in Information and Extension does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify Allied Gold or to otherwise permit a public offering of Allied Gold Shares outside Australia, New Zealand or Canada. The distribution of the Allied Gold Shares under the Offer in Canada is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws.

Allied Gold Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ”U.S. Securities Act"), or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the U.S. Securities Act and applicable United States securities laws.

Shareholders who are “Foreign Shareholders” will not be entitled to receive Allied Gold Shares as consideration for their ASG Shares pursuant to the Offer. A Shareholder is a “Foreign Shareholder” for the purposes of the Offer if their address as shown in the shareholders register of ASG is in a jurisdiction other than Australia, New Zealand or Canada, or if they are an Ineligible U.S. Shareholder (as hereinafter defined). However, such a person will not be a Foreign Shareholder if the Offering Parties are satisfied that they are not legally or practically constrained from making the Offer to a Shareholder inthe relevant jurisdiction and issuing Allied Gold Shares to such a shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else in the Original Bidder’s Statement/Offer and Circular, the Offering Parties are not under any obligation to spend any money, or undertake any action, in order to satisfy themselves concerning any of these matters.

In the United States, the Allied Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act. No Allied Gold Shares will be delivered in the United States unless the Offering Parties are satisfied that such Allied Gold Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Offering Parties in their sole discretion, and without subjecting Allied Gold to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by the Offering Parties in their sole discretion, Allied Gold Shares will not be delivered to “Ineligible U.S. Shareholders”.

The Allied Gold Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC (the ”Nominee"), which shall, as expeditiously as is commercially reasonable thereafter, sell such Allied Gold Shares on their behalf over the facilities of the ASX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Allied Gold Shares are sold by the Nominee will be sent an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Allied Gold Shares so sold by the Nominee. The Offering Parties will have no liability for any such proceeds received or the remittance thereof to such Shareholders. See Section 3 of the Offer, “Take-Up and Payment for Deposited Shares — Foreign Shareholders”, for further details.

All Ineligible U.S. Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their ASG Shares are held of their status as an “Ineligible U.S. Shareholder”. Failure by an Ineligible U.S. Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s ASG Shares are held of such Shareholder’s status as an “Ineligible U.S. Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of the United States who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any U.S. Shareholder who deposits ASG Shares using a Letter of Transmittal that does not indicate whether such U.S. Shareholder is not an “Ineligible U.S. Shareholder” will be deemed to have certified that such U.S. Shareholder is an “Ineligible U.S. Shareholder”.

Allied Gold Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that ASG Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender ASG Shares under the Offer that bear a U.S. Securities Act restrictive legend, any Allied Gold Shares issued to you in exchange for such ASG Shares shall also bear a U.S. Securities Act restrictive legend.

Foreign Shareholders should be aware that the disposition of ASG Shares and the acquisition of Allied Gold Shares by them as described herein may have tax consequences which may not be fully described herein, and such Shareholders are encouraged to consult their tax advisors.

The receipt of Allied Gold Shares or cash for ASG Shares under the Offer may have tax consequences under the laws of the United States. Such consequences for Shareholders that are residents of, or citizens of, or otherwise subject to the taxation in the United States are not described in this Bidder’s Statement/Offer and Circular. U.S. Shareholders should be aware that ASG may have been a “passive foreign investment company” (as defined in U.S. Internal Revenue Code Section 1297) (a “PFIC”) in prior taxable years, and there are special U.S. tax consequences to U.S. Shareholders who held their shares during a period when ASG was a PFIC. If U.S. Shareholders fail to provide the Depositary with the information solicited on a Substitute Form W-9, or fail to certify that they are not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from any cash payments received for their ASG Shares. U.S. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Offer. No determination has been made as to whether Allied Gold is, or will be, a PFIC.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

PRIVACY

The Offering Parties collected information about Shareholders from the ASG register of Shareholders for the purpose of making the Offer and, if accepted, administering their holdings of ASG Shares. The Australian Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis only to Allied Gold’s related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. The registered address for each of the Offering Parties is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008, Australia.

The Offering Parties have also collected personal information about Shareholders and holdings of ASG Shares in compliance with Canadian securities laws for the purpose of making the Offer and obtaining certain regulatory relief in connection with the Offer.

ENFORCEMENT OF LEGAL RIGHTS

Each of the Offering Parties is incorporated under the laws of Australia and, accordingly, the rights and remedies generally available to shareholders under Canadian corporate statutes will not be available to Shareholders. In addition, all of the assets of the Offering Parties are located outside of Canada. Although each of the Offering Parties has appointed Wildeboer Dellelce Corporate Services Inc. as its agent for service of process in Ontario, it may not be possible for investors to collect from the Offering Parties judgments obtained in courts in Canada predicated on the civil liability provisions of applicable securities legislation in Canada.

In addition, all of the directors and officers of the Offering Parties and certain of the experts named in the Original Bidder’s Statement/Offer and Circular reside outside of Canada. Furthermore, all of the assets of such persons may also be located outside of Canada. It may not be possible for Shareholders to effect service of process within Canada upon these directors and officers and experts referred to above. In addition, it may not be possible to enforce against the directors and officers of the Offering Parties or certain of the experts named in the Original Bidder’s Statement/Offer and Circular judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities legislation in Canada.

SUPPLEMENTARY BIDDER’S STATEMENT
NOTICE OF CHANGE IN INFORMATION AND EXTENSION

November 13, 2009

TO: THE HOLDERS OF COMMON SHARES OF AUSTRALIAN SOLOMONS GOLD LIMITED

This Supplementary Bidder’s Statement/Notice of Change in Information and Extension supplements the Original Bidder’s Statement/Offer and Circular pursuant to which the Offeror is offering to purchase all of the issued and outstanding ASG Shares, including any ASG Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exchangeable or exercisable for ASG Shares, on the basis of 0.85 of an Allied Gold Share for each ASG Share. This Supplementary Bidder’s Statement/Notice of Change in Information and Extension also amends and supplements the Original Offer.

On November 9, 2009, the Offeror and Allied Gold declared the Offer unconditional and filed with ASIC and ASG (i) notice under section 650F(1) of the Australian Corporations Act declaring the Offer free of all defeating conditions and (ii) notice under section 630(3) of the Australian Corporations Act stating that each contract formed pursuant to acceptances of the Offer were free from all conditions. Allied Gold began taking up ASG Shares validly deposited under the Offer on November 9, 2009. A total of 63,694,013 ASG Shares were validly deposited under the Offer as of November 8, 2009. Allied Gold has continued to take up ASG Shares since November 9, 2009 and as of the date hereof, Allied Gold owns 64,604,213 ASG Shares, being approximately 49.77% of the issued and outstanding ordinary shares of ASG (45.88% on a fully-diluted basis).

Unless the subject matter of the context is inconsistent therewith, terms used in this Supplementary Bidder’s Statement/Notice of Change in Information and Extension and not defined herein that are defined in the Original Bidder’s Statement/Offer and Circular have the respective meanings ascribed thereto in the Original Bidder’s Statement/Offer and Circular. This Supplementary Bidder’s Statement/Notice of Change in Information and Extension should be read in conjunction with the Original Bidder’s Statement/Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Bidder’s Statement/Offer and Circular” in the Bidder’s Statement/Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Supplementary Bidder’s Statement/Notice of Change in Information and Extension mean the Original Bidder’s Statement/Offer and Circular, as supplemented hereby.

1. Change in Information

By notice to the Depositary on the date hereof, the Offeror informed the Depositary of the following change in the information contained in the Original Bidder’s Statement/Offer and Circular.

Offering of Allied Gold Shares

On November 13, 2009, Allied Gold announced that it had filed a preliminary short form prospectus (the “Prospectus”) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia in connection with a proposed public offering of Allied Gold Shares (the “Offering”). A copy of the Prospectus may be viewed at Allied Gold’s SEDAR profile at www.sedar.com, on Allied Gold’s web site at www.alliedgold.com.au and on ASX at www.asx.com.au under the ASX Code ALD.

The Offering will be conducted on a best efforts basis through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Capital Markets Inc., and CIBC World Markets Inc., and will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. Allied Gold expects net proceeds of the Offering to be in the range of C$155 million, with approximately C$110 million allocated to the development of the Gold Ridge Project.

Pursuant to ASX requirements, Allied Gold has filed and is in the process of mailing a Notice of Meeting and Explanatory Memorandum for an Allied Gold shareholders’ meeting to be held in December 2009. At the meeting, Allied Gold shareholders will be asked to consider and approve the issuance of additional Allied Gold Shares in connection with the Offering.

2. Extension of the Offer

Allied Gold gives notice under section 650D of the Australian Corporations Act that the Expiry Time is extended to 8:00 p.m. (Toronto time) on November 30, 2009.

By notice to the Depositary on the date hereof, the Offeror has varied the Original Offer to extend the period during which the Offer is open for acceptance from 8:00 p.m. (Toronto time) on November 16, 2009 to 8:00 p.m. (Toronto time) on November 30, 2009, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”. Accordingly, the definition of “Expiry Date” in the Original Bidder’s Statement/Offer and Circular is amended to read in full as follows:

”Expiry Date" means November 30, 2009, or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which ASG Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

A copy of this notice was lodged with ASIC on November 13, 2009. ASIC takes no responsibility for the contents of this notice.

3. Time for Acceptance

The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on November 30, 2009, unless further extended or withdrawn. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable laws), to further extend the Expiry Date or the Expiry Time by giving written notice of such extension to the Depositary at its principal office in Toronto, Ontario.

4. Manner of Acceptance

ASG Shares may be deposited under the Offer in accordance with the provisions of Section 5 of the Offer, “Manner of Acceptance”.

5. Take-Up of and Payment for Deposited Shares

Upon the terms of the Offer, the Offeror will take up and pay for ASG Shares validly deposited to the Offer and not withdrawn as set out in Section 3 of the Offer, “Take-Up and Payment for Deposited Shares”.

6. Right to Withdraw Deposited Shares

Shareholders have a right to withdraw Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer, “Right to Withdraw Deposited ASG Shares”.

7. Consequential Amendments to the Original Offer, the Original Circular and Accompanying Documents

The Original Offer, the Original Bidder’s Statement/Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the information contained in this Supplementary Bidder’s Statement/Notice of Change in Information and Extension.

8. Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of ASG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9. Directors’ Approval

The contents of this Supplementary Bidder’s Statement/Notice of Change in Information and Extension have been approved and the sending thereof to the Shareholders has been authorized by each of the board of directors of Allied Gold and the Offeror.

The copy of this Supplementary Bidder’s Statement/Notice of Change in Information and Extension that is to be lodged with ASIC has been approved by unanimous resolutions passed by each of the boards of the directors of Allied Gold and the Offeror on November 13, 2009.

CERTIFICATE OF AGL (ASG) PTY LTD.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED:  November 13, 2009

(Signed) Mark V. Caruso	(Signed) Frank Terranova
Executive Chairman and Chief Executive Officer and	Chief Financial Officer and Director
Director

CERTIFICATE OF ALLIED GOLD LIMITED

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: November 13, 2009

(Signed) Mark V. Caruso	(Signed) Frank Terranova
Executive Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(Signed) Montague house	(Signed) Gregory H. Steemson
Director	Director

The Despository for the Offer is:
COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Courier or Hand Delivery:	By Mail:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue	P.O. Box 7021
9(th) Floor	31 Adelaide Street East
Toronto, Ontario M5J 2Y1	Toronto, Ontario M5H 3H2
Attention: Corporate Actions	Attention: Corporate Actions

North American Toll-Free Number: 1-800-564-6253
Overseas Number: 514-982-7555
E-mail: corporateactions@computershare.com

The details for the Allied Gold Information Line established for the Offer are:

Australian Toll-Free Number: 1-800-898-557
North American Toll-Free Number: 1-866-806-0447
E-mail: info@alliedgold.com.au

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Allied Gold Information Line at the contact details set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.